SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 13, 2017

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐    Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: June 13, 2017	By: /s/ Vito Culmone
	Name:	Vito Culmone
	Title:	Executive Vice President and Chief Financial Officer Shaw Communications Inc.

EXHIBIT INDEX

Exhibit No.	Description

99	SCI Spectrum Acquisition

MEDIA RELEASE

SHAW COMMUNICATIONS INC. ANNOUNCES ACQUISITION

OF 700 MHZ AND 2500 MHZ WIRELESS SPECTRUM

LICENCES FROM QUEBECOR MEDIA INC.

CALGARY, June 13, 2017 – Shaw Communications Inc. (“Shaw”) announced today that it has entered into a definitive agreement with Quebecor Media Inc. (“Quebecor”) to acquire 700 MHz and 2500 MHz wireless spectrum licences for $430 million (the “Transaction”).

The spectrum licences being acquired comprise the 10 MHz licences of 700 MHz spectrum in each of British Columbia, Alberta, and Southern Ontario, as well as the 20 MHz licences of 2500 MHz spectrum in each of Vancouver, Edmonton, Calgary, and Toronto.

Brad Shaw, Chief Executive Officer of Shaw Communications , said “We believe this incremental investment in our wireless business, particularly with the addition of the 700 MHz spectrum, will materially improve our long-term wireless customer experience, and will further enable our ability to offer converged network solutions.”

The Transaction is subject to customary closing conditions and all necessary regulatory approvals from the Ministry of Innovation, Science and Economic Development Canada (“ISED”), and under the Competition Act. The Transaction has received all required internal approvals at Shaw and Quebecor, and is not subject to approval by the shareholders of Shaw or further approval by the shareholders of Quebecor.

The Transaction will be funded using a combination of cash on hand and Shaw’s existing credit facility, and is expected to close in the Summer of 2017.

“We are excited about our wireless opportunity, and the additional spectrum and network investment will create a compelling wireless experience for our existing and future customers,” Mr. Shaw said. “We are pleased that we have entered into an agreement with Quebecor, and we are excited about putting this spectrum to use for the benefit of Canadians.”

About Shaw Communications

Shaw Communications Inc. is an enhanced connectivity provider. Our Consumer division serves consumers with broadband Internet, Shaw Go WiFi, video and digital phone. Our Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure. The Business Network Services division provides business customers with Internet, data, WiFi, telephony and video. The Business Infrastructure Services division, through ViaWest, provides hybrid IT solutions including colocation, cloud computing and security and compliance for North American enterprises.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX - SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Investor Inquiries:	Media Inquiries:
Shaw Communications Inc.	Shaw Communications Inc.
Investor Relations	Chethan Lakshman, VP External Affairs
investor.relations@sjrb.ca	chethan.lakshman@sjrb.ca
www.shaw.ca	(403) 930-8448

Caution Regarding Forward-Looking Statements

Statements included in this news release that are not historic constitute forward looking statements within the meaning of applicable securities laws. Such statements include, but are not limited to: statements relating to the Transaction, timing of the completion of the Transaction, and the impact of the Transaction on Shaw’s wireless business. These statements are based on assumptions made by Shaw that it believes are appropriate and reasonable in the circumstances, including without limitation, that: regulatory approvals will be received and the other conditions to closing of the Transaction will be satisfied; expected business and financial results for Shaw and its wireless business will be realized; there is no significant market disruption or other significant changes in economic conditions, competition or regulation; successful deployment of the LTE Advanced network, other growth plans and the converged network solution in a timely and cost effective manner to yield the results expected for Shaw and its wireless business; and the acquired spectrum will provide expected benefits to Shaw and the service offering for its customers. There is the risk that one or more of these assumptions will not prove to be accurate and this may affect closing of the transaction and/or the business, operational and financial expectations for Shaw. Undue reliance should not be placed on any forward-looking statement. Except as required by law, Shaw disclaims any obligation to update any forward-looking statement.